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SEC Mail Processing Section
APR 03 2018
Washington DC
408

SEC FILE NUMBER
8-53105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COVA Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3851 Jericho Tpke, Suite 120A
(No. and Street)

Syosset	NY	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward T Gibstein 917-398-3033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners LLC
(Name – *if individual, state last, first, middle name*)

733 Route 35 N, Suite A	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

EB

OATH OR AFFIRMATION

I, Edward T Gibstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COVA Capital Partners LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH L KAVANAH
Notary Public - State of New York
NO. 01KA6258450
Qualified in Nassau County
My Commission Expires 3/26/2020

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVA CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of COVA Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of COVA Capital Partners, LLC as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of COVA Capital Partners, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of COVA Capital Partners, LLC's management. Our responsibility is to express an opinion on COVA Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to COVA Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of COVA Capital Partners, LLC's financial statements. The supplemental information is the responsibility of COVA Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners, LLC

We have served as COVA Capital Partners, LLC's auditor since 2016.

New York, New York
March 29, 2018

Offices:
New York City
Long Island
New Jersey

COVA CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS		
Cash	$	3,432
Deposits with clearing organizations		55,078
Security owned - at fair value		80,687
Security owned - not readily marketable		8,600
Prepaid expenses		14,900
	$	162,697
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	20,593
Due to Broker		38,069
Total Liabilities		58,662
Member's Equity		104,035
	$	162,697

The accompanying notes are an integral part of the financial statements.

COVA CAPITAL PARTNERS, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2017

Revenues		
Commission income	$	85,519
Underwriting and investment banking income		923,687
Realized and unrealized loss on securities		(25,298)
Interest income		28,538
		1,012,446
Operating expenses		
Salary and related expenses		37,584
Commission expense		822,676
Exchange fees and clearance charges		7,773
Rent		8,625
Professional and consulting fees		44,572
Regulatory and SIPC fees		39,631
Travel and entertainment		1,123
Telephone and internet		19,787
Other operating expenses		21,910
		1,003,681
Net income	$	8,765

The accompanying notes are an integral part of the financial statements.

COVA CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2017

Balance, January 1, 2017	$	104,270
Capital withdrawals		(9,000)
Net income		8,765
Balance, December 31, 2017	$	104,035

The accompanying notes are an integral part of the financial statements.

COVA CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities		
Net income	$	8,765
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities		
Deposit with clearing organization		(30,198)
Due to Broker		38,069
Security owned - at fair value		(24,813)
Prepaid expenses		5,155
Other assets		35,284
Accounts payable and accrued expenses		(26,044)
Net cash provided by operating activities		6,218
Cash flows from financing activities		
Capital withdrawals		(9,000)
Net cash used in financing activities		(9,000)
Net decrease in cash		(2,782)
Cash, beginning of year		6,214
Cash end of year	$	3,432

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION

Cova Capital Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), The Company was formed on June 15, 2000 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Avco Capital Corp. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking,

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a) Accounting estimates and basis

The preparation of these financial statements have been on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles which require that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

c) Securities owned

Proprietary securities transactions are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not carry customer securities accounts on its own books. All trades are on a fully disclosed basis through LEK Securities Corporation and Vision Financial. Customers' security transactions are reported on a settlement date basis, with related commission income and expenses reported on a trade date basis.

Securities owned are reported at fair value in accordance with ASC 820, "Fair Value Measurements and Disclosures". Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

d) Investment banking

Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from private placements in which the Company acts as an underwriter or agent.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Commissions

Commissions and related clearing expense are recorded on a trade-date basis as securities transactions occur.

f) Income Taxes

The Company is a single-member limited liability company and therefore no provision for federal and state income taxes is required since the Parent reports the Company's taxable income or loss on their income tax returns.

NOTE 3 – RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER

The Company conducts business and clears its proprietary and customer transactions through two clearing brokers on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable"' exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $58,745 which was $53,745 above its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.0 to 1.

NOTE 5 – RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

All customer transactions are cleared through two clearing brokers on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c-3-3 of the Securities Exchange Commission.

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS

As described in Note 2, the Company records its securities owned at fair value. Guidance provided by FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures,* defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices within level 1 that are observable for the asset or liability either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year. The securities owned are classified as common stock - Level 1 in the fair value hierarchy.

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES

a) Lease commitments

On April 11, 2016 the Company moved into office space at 6851 Jericho Turnpike, Suite 130, Syosset, NY 11791. The current lease is for $1,000 per month rent and originally expired on December 31, 2017. At year end the lease was extended on a month to month basis. The monthly rent commitment remains at $1,000.

The rent expense was $8,625 for the year ended December 31, 2017.

b) Brokerage activities

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill their contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

NOTE 8 – CONCENTRATIONS AND CREDIT RISKS

Bank deposits

The Company maintains cash balances at several banks. For those banks who are participants in the FD1C Transaction Account Guarantee Program, all non-interest bearing accounts of the Company are covered by FDIC insurance through December 31, 2017 for up to $250,000 in aggregate for all accounts. The Company did not incur any losses in these accounts.

NOTE 9 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, in transactions with its Parent, the Company made cash capital withdrawals of $9,000.

NOTE 10 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," ("ASU 2014-09"), which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures. The Company has identified its revenues and costs that are within the scope of the new guidance, and continues to evaluate their potential impact on the results of operations and disclosures. The Company plans to adopt ASU No. 2014-09 effective January l, 2018. At this time, the Company intends to apply the standard using the full retrospective method of adoption. The Company's implementation process is currently in progress. The initial analysis documenting the considerations for each revenue stream and areas that will be impacted by the new guidance is substantially complete. As a result of the evaluation performed, the Company does not expect there will be changes to the timing of recognition of revenue. The Company will continue to monitor additional modifications, clarifications or interpretations by the FASB that may impact its current conclusions, and will provide updates in future periods.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2017 for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 29, 2018, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

COVA CAPITAL PARTNERS, LLC

SCHEDULE - I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Computation of net capital		
Total Member's equity	$	104,035
Less - Non-allowable assets		
Other assets		(23,500)
Net capital before haircuts on securities positions		80,535
Haircuts and undue concentrations		(21,790)
Net capital	$	58,745
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	58,662
Aggregate indebtedness	$	58,662
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	933
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	53,745
Excess net capital at 1000 percent	$	-
Ratio: aggregate indebtedness to net capital		1.00

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the company with the unaudited amended Form X-17A-5 as of December 31, 2017.

See Report of Independent Registered Public Accounting Firm and notes to the Financial Statements.

COVA CAPITAL PARTNERS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3

The company is exempt from the provisions of 15c3-3 under Securities Exchange Act of 1934 as set forth in the conditions for exemption in paragraph (k)(2)(ii).

SUPPLEMENTAL REPORTS

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

To the Member
of COVA Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) COVA Capital Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which COVA Capital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) COVA Capital Partners, LLC stated that COVA Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. COVA Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about COVA Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners, LLC

New York, New York
March 29, 2018

Offices:
New York City
Long Island
New Jersey

Assertions Regarding Exemption Provisions

We, as management of COVA Capital Partners LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 1 5c3-3, Paragraph (k)(2)(i).

The Company met the identified exemption provision without exception throughout the period ending December 31, 2017.

COVA Capital Partners LLC

By: ______________________

Edward T Gibstein (CEO)

(Date)3/29/18

Adeptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of COVA Capital Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by COVA Capital Partners, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of COVA Capital Partners, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating COVA Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). COVA Capital Partners, LLC's management is responsible for COVA Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners, LLC

New York, New York
March 29, 2018

Offices:
New York City
Long Island
New Jersey

COVA CAPITAL PARTNERS, LLC

ANNUAL REPORT

DECEMBER 31, 2017

COVA CAPITAL PARTNERS LLC
3851 Jericho Tpke, Ste 120A
Syosset, NY 11791

March 29, 2018

SEC
Mail Processing
Section
APR 03 2018
Washington DC
408

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Gentlemen:

We are pleased to enclose a 'certified' copy of the **Financial Statements** with **"Independent Auditors' Report"**, for **COVA CAPITAL PARTNERS LLC**, as of and for the year ended December 31, 2017.

Will you be kind enough to acknowledge receipt of the above to us, using the enclosed envelope.

Very truly yours,
COVA CAPITAL PARTNERS LLC

Enclosures,

Received by (stamp)________________________

Date and time received________________________

Printed name and signed by____________________